SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 30 April 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        X          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        X
                         ---------------               ----------------



EXHIBIT No

1.1  Transaction in Own Shares released on 1 April 2008
1.2  Holding(s) in Company released on 1 April 2008
1.3  Transaction in Own Shares released on 2 April 2008
1.4  AUI - Part 1 released on 2 April 2008
1.5  AUI - Part 2 released on 2 April 2008
1.6  Transaction in Own Shares released on 3 April 2008
1.7  Transaction in Own Shares released on 4 April 2008
1.8  Transaction in Own Shares released on 7 April 2008
1.9  Transaction in Own Shares released on 8 April 2008
2.0  Transaction in Own Shares released on 9 April 2008
2.1  Transaction in Own Shares released on 10 April 2008
2.2  Transaction in Own Shares released on 11 April 2008
2.3  Director/PDMR Shareholding released on 11 April 2008
2.4  Transaction in Own Shares released on 14 April 2008
2.5  Transaction in Own Shares released on 15 April 2008
2.6  Transaction in Own Shares released on 16 April 2008
2.7  Transaction in Own Shares released on 17 April 2008
2.8  Transaction in Own Shares released on 18 April 2008
2.9  Directorate Change released on 18 April 2008
3.0  AGM - Special Business releaed on 18 April 2008
3.1  Transaction in Own Shares released on 21 April 2008
3.2  Holding(s) in Company released on 21 April 2008
3.3  Transaction in Own Shares released on 22 April 2008
3.4  Transaction in Own Shares released on 23 April 2008
3.5  Transaction in Own Shares released on 24 April 2008
3.6  Total Voting Rights released on 30 April 2008

Exhibit 1.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  31 March 2008

BP p.l.c. announces that on 31 March 2008, it transferred 30,000,000 ordinary shares into the BP Employees Share Ownership Plan No. 3. These shares will be used for satisfying employee share schemes. 20,000,000 shares were transferred at a price of $10.17 a share; 10,000,000 shares were transferred to the trust free of payment.

These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,907,773,839 ordinary shares in Treasury, and has 18,877,518,140 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

END

Exhibit 1.2


BP p.l.c. -  Holding(s) in Company
BP p.l.c. -  01 April 2008


BP p.l.c. received on 31 March 2008 from L&G a notification of their interests in BP Ordinary Shares of US$0.25 each dated 28 March 2008. The disclosure of their interest in accordance with DTR5 is attached.


This notice is given in fulfilment of BP p.l.c.'s obligation under DTR 5.8.12




TR-1:               notification of major interests in shares





1. Identity of the issuer or the underlying issuer of existing shares
to which voting rights are attached:                                         BP Plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights                                    Yes

An acquisition or disposal of financial  instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________


3. Full name of person(s) subject to the notification obligation:        Legal & General Group Plc (Group)


                                                                         Legal & General Investment Management
                                                                         Limited (LGIM)


4. Full name of shareholder(s) (if different from 3.):                   Legal & General Assurance (Pensions
                                                                         Management) Limited (PMC)


                                                                         Legal & General Group Plc (L&G)


5. Date of the transaction (and date on which the threshold is crossed   28 March 2008
or reached if different):


6. Date on which issuer notified:                                        31 March 2008


7. Threshold(s) that is/are crossed or reached:                          Below 5% (Group)


                                                                         Below 5% (LGIM)






8. Notified details:





A: Voting rights attached to shares


Class/type   of  Situation   previous  to  the  Resulting situation after the triggering transaction
shares           Triggering transaction


 if    possible
using  the ISIN
CODE


                 Number of      Number of       Number     Number of voting rights     % of voting rights
                 Shares         Voting Rights   of
                                                shares


                                                           Direct        Indirect      Direct        Indirect


 ORD              943,034,060    943,034,060                                  Below 5%


 USD0.25


B: Financial Instruments


Resulting situation after the triggering transaction


Type of financial         Expiration      Exercise/ Conversion        Number  of  voting   rights  % of voting
instrument                date            Period/ Date                that  may  be  acquired  if  rights
                                                                      the      instrument      is
                                                                      exercised/ converted.



Total (A+B)

Number of voting rights                                   % of voting rights

Below 5%















9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:


Legal & General Group Plc (Direct and Indirect) (Group) (Below 5% = Total Position)



Legal & General Group Plc (Direct and Indirect) (Group) (Below 5% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (Below 5% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (Below 5% = Total Position)

                Legal & General Group Plc (Direct) (L&G) (862,116,462 - 4.57 % = LGAS, LGPL &; PMC)

Legal & General Investment Management (Holdings) Limited     Legal & General Insurance Holdings Limited (Direct)
(Direct) (LGIMHD) (716,867,076 - 3.80 % = PMC)               (LGIH)

Legal &  General Assurance (Pensions Management) Limited     Legal & General Assurance Society Limited  (LGAS &
(PMC) (716,867,076 - 3.80 % = PMC)                           LGPL)

                                                             Legal & General Pensions Limited (Direct)  (LGPL)


Proxy Voting:


10. Name of the proxy holder:                                       N/A


11. Number of voting rights proxy holder will cease to hold:        N/A


12. Date on which proxy holder will cease to hold voting rights:    N/A








13. Additional information:
                                               Notification using the total voting rights figure of
                                               18,845,768,516


14. Contact name:                              Helen Lewis (LGIM)


15. Contact telephone number:                  020 3124 3851



END

Exhibit 1.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  2 April 2008

BP p.l.c. announces that on 1 April 2008, it purchased for cancellation 1,148,100 ordinary shares at prices between 501.50 pence and 509.80 pence per share.

Following the above transaction BP p.l.c. holds 1,907,773,839 ordinary shares in Treasury, and has 18,876,374,690 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

END

Exhibit 1.4


BP p.l.c. -  AIU - Part 1
BP p.l.c. -  2 April 2008

BP p.l.c.
Annual Information Update - 12 months to 4 March 2008

BP p.l.c. provides this Annual Information Update (covering the period 5 March 2007 to 4 March 2008) in fulfilment of Prospectus Rule 5.2 and for no other purpose. The Update includes disclosures published or made available in accordance with paragraph 5.2.3G of the Prospectus Rules. BP p.l.c. acknowledges that the information contained in the Update may be out of date and / or prepared in accordance with the laws and regulations of jurisdictions outside England and Wales. Neither BP, nor any other person, accepts any liability for, or makes any representation (express or implied) as to the accuracy or completeness of, the information contained in the Update.




----------------- --------------------------------- ----------------------------------------------------
Country           Place of disclosure               Where can a copy of the information filed be
                                                    obtained?
----------------- --------------------------------- ----------------------------------------------------
UK                London Stock Exchange             http://www.londonstockexchange-ir.com/lse/news/rns/
                  --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
                  Registrar of Companies            www.companieshouse.gov.uk
                                                    Companies House, Crown Way, Cardiff CF14 3UZ,
                                                    telephone 0870 333 636, e-mail:
                                                    enquiries@companieshouse.gov.uk
                  --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
                  Financial Services Authority      Financial Services Authority, 25 The North
                                                    Colonnade, Canary Wharf, London, E14 5HS, Tel. No:
                  Document Viewing Facility         (0) 20 7676 1000
                  --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
                                                    Press announcements can also be obtained from
                                                    www.bp.com
----------------- --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
US                SEC                               www.sec.gov
----------------- --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
JAPAN             Tokyo Stock Exchange (TSE)        http://www.tse.or.jp/disclosure
                  --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
                  Kanto Local Finance Bureau        http://info.edinet.go.jp/login.do
                  (KLFB)
----------------- --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
GERMANY           German Council on Foreign         www.dgap.de
                  Relations (DGAP)
                  --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
                  Handelsblatt                      www.dgap.de
                  --------------------------------- ----------------------------------------------------
                  --------------------------------- ----------------------------------------------------
                  FAZ                               www.dgap.de
                  --------------------------------- ----------------------------------------------------
                  --------------------------------- ----------------------------------------------------
                  eBundesanzeiger                   www.bundesanzeiger.de
----------------- --------------------------------- ----------------------------------------------------
----------------- --------------------------------- ----------------------------------------------------
SWITZER-LAND      Swiss Stock Exchange              www.dgap.de
----------------- --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
CANADA            Alberta Securities Commission     Alberta Securities Commission, 4th Floor, 300 -
                                                    5th Avenue SW, Calgary, Alberta Canada
                  --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
                  Ontario Securities Commission     Ontario Securities Commission, 22nd Floor, 20
                                                    Queen Street West, Toronto ON M5H 3S8
                  --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
                  Saskatchewan Financial Services   Saskatchewan Financial Services Commission, Suite
                  Commission                        601, 1919 Saskatchewan Drive, Regina, Saskatchewan
                  --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
                                                    701 West Georgia Street
                  British Columbia Securities       P.O. Box 10142, Pacific Centre Vancouver, BC,
                  Commission                        Canada V7Y 1L2
                  --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
                                                    Nova Scotia Securities Commission
                                                    2nd Floor, Joseph Howe Building
                  Nova Scotia Securities            1690 Hollis Street
                  Commission                        Halifax, NS, Canada B3J 3J9
                  --------------------------------- ----------------------------------------------------
                                                    ----------------------------------------------------
                  Toronto Stock Exchange            Fraser Milner Casgrain LLP, 30th Floor, Fifth
                                                    Avenue Place, 237 - 4th Avenue S.W., Calgary, AB
                                                    T2P 4X7
----------------- --------------------------------- ----------------------------------------------------


David Pearl
Deputy Company Secretary
1 St James's Square
London
SW1Y 4PD

-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
Date of filing/ publication                                Place of filing
                                                                                 UK                             US
--------------------------------                           ------------------------------------------------ -----------
                                 Description of item         London Stock    Registrar of     Financial        SEC
                                                                                               Services
                                                                                              Authority
                                                                                               Document
                                                                                               Viewing
                                                               Exchange        Companies       Facility
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/03/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/03/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/03/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/03/2007              Doc re. Notice of AGM          X                             X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/03/2007                   Acquisition               X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/03/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/03/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/03/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/03/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/03/2007               Form 20F- Annual and                                                        X
                                   transition report of
                                 foreign private issuers
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/03/2007                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/03/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/03/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/03/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/03/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          09/03/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/03/2007              Interim Accounts made                           X
                                      up to 31.12.06
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/03/2007                FWP: Filing under                                                          X
                                   Securities Act Rules
                                         163/433
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/03/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/03/2007              Holding(s) in Company          X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/03/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/03/2007                424B5: Prospectus                                                          X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/03/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/03/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/03/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/03/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/03/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          19/03/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          19/03/2007                Trading Conditions
                                          Update                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          19/03/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/03/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/03/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/03/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/03/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/03/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/03/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/03/2007                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/03/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/03/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/03/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/03/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/03/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/03/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/03/2007              Holding(s) in Company          X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/03/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/03/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/03/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/03/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/03/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/03/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/03/2007               Total Voting Rights           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/03/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          02/04/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/04/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/04/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/04/2007                    AIU Part 1               X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/04/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/04/2007                    AIU Part 2               X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/04/2007                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/04/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/04/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/04/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/04/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/04/2007                  AGM Statement              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/04/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/04/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/04/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/04/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/04/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/04/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/04/2007              AGM - Special Business         X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/04/2007                Directorate Change           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/04/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/04/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/04/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          19/04/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/04/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/04/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/04/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007                  Resolution 13:                              X
                                    Disapplication of
                                   pre-emption rights;
                                   authority to buyback
                                  own shares; authority
                                    to use electronic
                                      communications
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007                 1Q07 Part 1 of 2            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007              BP Discovery in Angola         X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/04/2007                 1Q07 Part 2 of 2            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/04/2007              Form 288b: Resignation                          X
                                       of director
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/04/2007               AA: Group of company                           X
                                         accounts
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/04/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/04/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/04/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/04/2007               Total Voting Rights           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/05/2007               Form 288c: Change of                           X
                                  directors particulars
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/05/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/05/2007                 CEO Announcement            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/05/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          02/05/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          02/05/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          02/05/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007             13F-HR Quarterly report                                                       X
                                  filed by institutional
                                   managers - Holdings
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007             13F-NT Quarterly report
                                  filed by institutional
                                    managers - Notice                                                          X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/05/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/05/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/05/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/05/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/05/2007                BP APPOINTS SAFETY
                                          EXPERT                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/05/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          09/05/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          09/05/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          09/05/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/05/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/05/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/05/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/05/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/05/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/05/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/05/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/05/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/05/2007              Form 288b: Resignation                          X
                                       of director
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/05/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/05/2007                 Re Joint Venture            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/05/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/05/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/05/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/05/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/05/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/05/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/05/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/05/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/05/2007              BP signs major deal in         X
                                          Libya
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/05/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/05/2007                Directorate Change           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/05/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/05/2007               Total Voting Rights           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/06/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/06/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/06/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/06/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/06/2007             From 363s: Annual return                         X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/06/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/06/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/06/2007                Directorate Change           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/06/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/06/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/06/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/06/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/06/2007               Director Declaration          X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/06/2007                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/06/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
         13/06/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/06/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/06/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/06/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/06/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/06/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/06/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/06/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/06/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/06/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/06/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/06/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/06/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/06/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/06/2007                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          19/06/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/06/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/06/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/06/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/06/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/06/2007                BP TNK-BP Gazprom
                                        Agreement                X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/06/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/06/2007              11-K: Annual report of                                                       X
                                      employee stock
                                  purchase, savings and
                                      similar plans
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/06/2007              11-K: Annual report of
                                      employee stock
                                  purchase, savings and
                                      similar plans                                                            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/06/2007              11-K: Annual report of
                                      employee stock
                                  purchase, savings and
                                      similar plans                                                            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/06/2007              11-K: Annual report of
                                      employee stock
                                  purchase, savings and
                                      similar plans                                                            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/06/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/06/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/06/2007              BP Biofuels Investment         X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/06/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/06/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/06/2007                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/06/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/06/2007                 Re Joint Venture            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/06/2007               Total Voting Rights           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/06/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          02/07/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/07/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/07/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/07/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/07/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/07/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/07/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/07/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/07/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/07/2007                Additional Listing           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/07/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/07/2007               Blocklisting Interim
                                          Review                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/07/2007               Blocklisting Interim
                                          Review                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/07/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          09/07/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          09/07/2007                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 288a: Appointment                          X
                                       of director
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/07/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/07/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/07/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/07/2007                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/07/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/07/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/07/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/07/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/07/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/07/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          19/07/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/07/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/07/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/07/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/07/2007               F-6: Registration of                                                        X
                                   American Depositary
                                   Receipt shares, not
                                  immediately effective
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/07/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/07/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/07/2007                 2Q07 Part 1 or 2            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/07/2007                 2Q07 Part 2 of 2            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/07/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/07/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/07/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/07/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/07/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/07/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/07/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/07/2007             BP Half-Year Review 2007        X                             X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/07/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/07/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/07/2007               Total Voting Rights           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/07/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/07/2007                EFFECT: Notice of
                                      effectiveness                                                            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/08/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/08/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/08/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          02/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/08/2007             13F-HR Quarterly report                                                       X
                                  filed by institutional
                                   managers - Holdings
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/08/2007             13F-NT Quarterly report
                                  filed by institutional
                                    managers - Notice                                                          X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/08/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          09/08/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          09/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/08/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/08/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/08/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/08/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/08/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/08/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/08/2007              Holding(s) in Company          X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/08/2007              Form 25: Notification                                                        X
                                   of the removal from
                                       listing and
                                     registration of
                                   matured, redeemed or
                                    retired securities
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/08/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/08/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/08/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/08/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/08/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/08/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/08/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/08/2007               Total Voting Rights           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/09/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/09/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/09/2007                       288c                                   X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/09/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/09/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/09/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/09/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/09/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/09/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/09/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/09/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/09/2007                       288b                                   X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/09/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/09/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/09/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/09/2007                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/09/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/09/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/09/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/09/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/09/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/09/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/09/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          19/09/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/09/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/09/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/09/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/09/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/09/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/09/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/09/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/09/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/09/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/09/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/09/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/09/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/09/2007               Total Voting Rights           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/09/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/10/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          02/10/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/10/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/10/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/10/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          09/10/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/10/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/10/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/10/2007              Petchem unit in Korea
                                           sold                  X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/10/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/10/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/10/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/10/2007                BP SETS OUT CHANGE
                                          AGENDA                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/10/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/10/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/10/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/10/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/10/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/10/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/10/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/10/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          19/10/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/10/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/10/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/10/2007              S-8: Securities to be                                                        X
                                 offered to employees in
                                  employee benefit plans
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/10/2007              S-8: Securities to be
                                 offered to employees in
                                  employee benefit plans                                                       X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/10/2007              S-8: Securities to be
                                 offered to employees in
                                  employee benefit plans                                                       X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/10/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/10/2007                 3Q07 Part 2 of 2            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/10/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/10/2007                 3Q07 part 1 of 2            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/10/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/10/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/10/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/10/2007                   BP North Sea
                                      Restructuring              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/10/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/10/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/10/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/10/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/10/2007               re: BP America Inc.           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/10/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/10/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/10/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/10/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/10/2007                Additional Listing           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/10/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/10/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/10/2007               Total Voting Rights           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/10/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          02/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------

          04/11/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/11/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/11/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/11/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          09/11/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          09/11/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          09/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/11/2007             13F-HR Quarterly report                                                       X
                                  filed by institutional
                                   managers - Holdings
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/11/2007             13F-NT Quarterly report
                                  filed by institutional
                                    managers - Notice                                                          X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/11/2007                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/11/2007                 Gas Discovery in            X
                                        Azerbaijan
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/11/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/11/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/11/2007             BP US convenience stores        X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          19/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/11/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/11/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/11/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/11/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/11/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/11/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/11/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/11/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/11/2007              Form 169: Return by a
                                  company purchasing its
                                        own shares                                X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/11/2007              Form 169: Return by a
                                  company purchasing its
                                        own shares                                X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/11/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/11/2007                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/11/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/11/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/11/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/11/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/11/2007               Total Voting Rights           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/11/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/12/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/12/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/12/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/12/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007              BP Oil Sands/Refining
                                           Deal                  X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/12/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/12/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/12/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/12/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/12/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          06/12/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/12/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/12/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/12/2007              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/12/2007             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/12/2007                FWP: Filing under                                                          X
                                   Securities Act Rules
                                         163/433
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/12/2007                424B5: Prospectus                                                          X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/12/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/12/2007                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/12/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/12/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/12/2007                FWP: Filing under                                                          X
                                   Securities Act Rules
                                         163/433
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/12/2007                424B2: Prospectus                                                          X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/12/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/12/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/12/2007                424B2: Prospectus                                                          X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/12/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/12/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/12/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/12/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/12/2007               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/12/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/12/2007                 Atlantis begins
                                        production               X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/12/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          19/12/2007                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          19/12/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/12/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/12/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/12/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/12/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/12/2007                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/12/2007                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/12/2007              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/12/2007              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/12/2007                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          02/01/2008               Total Voting Rights           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/01/2008             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/01/2008              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/01/2008             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/01/2008              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/01/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/01/2008             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/01/2008              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/01/2008               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
0-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/01/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          09/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          10/01/2008                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/01/2008                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/01/2008                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/01/2008               Blocklisting Interim
                                          Review                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/01/2008               Blocklisting Interim
                                          Review                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/01/2008                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/01/2008             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/01/2008              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          16/01/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/01/2008             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/01/2008              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/01/2008             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/01/2008              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          17/01/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/01/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/01/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/01/2008                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          23/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          24/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          30/01/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/01/2008               Total Voting Rights           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          31/01/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/02/2008               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/02/2008               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/02/2008                Directorate Change           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          01/02/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/02/2008               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/02/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/02/2008             13F-HR Quarterly report                                                       X
                                  filed by institutional
                                   managers - Holdings
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/02/2008             13F-NT Quarterly report
                                  filed by institutional
                                    managers - Notice                                                          X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/02/2008               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/02/2008               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/02/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/02/2008                 4Q07 Part 1 of 2            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/02/2008                 4Q07 Part 2 of 2            X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          05/02/2008             Further re 4Q07 results         X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/02/2008             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/02/2008              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/02/2008             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/02/2008              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          07/02/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          08/02/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          11/02/2008                Directorate Change           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/02/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          12/02/2008                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/02/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          13/02/2008                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/02/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/02/2008                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          14/02/2008                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/02/2008             Form 169A(2): Return by                          X
                                     a public company
                                  cancelling of selling
                                   shares from treasury
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/02/2008              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/02/2008               Director Declaration          X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          15/02/2008                  Director/PDMR              X
                                       Shareholding
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/02/2008                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          18/02/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          19/02/2008                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          19/02/2008                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          20/02/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          21/02/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/02/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          22/02/2008                  Director/PDMR
                                       Shareholding              X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          25/02/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment                           X
                                        of shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008              Form 88(2): Allotment
                                        of shares                                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          26/02/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/02/2008               Report 6k: Report of
                                      foreign issuer                                                           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/02/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          27/02/2008                 Strategy Update             X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/02/2008              Form 169: Return by a                           X
                                  company purchasing its
                                        own shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          28/02/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/02/2008                Transaction in Own
                                          Shares                 X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          29/02/2008               Total Voting Rights           X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/03/2008              Form 288a: Appointment                          X
                                       of director
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/03/2008               Report 6k: Report of                                                        X
                                      foreign issuer
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/03/2008              Doc re. Notice of AGM          X                             X
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          03/03/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------

          04/03/2008               Form 20F- Annual and                                                        X
                                   transition report of
                                 foreign private issuers
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------
          04/03/2008                Transaction in Own           X
                                          Shares
-------------------------------- ------------------------- ----------------- -------------- --------------- -----------

END

Exhibit 1.5


BP p.l.c. -  AIU - Part
BP p.l.c. -  2 April 2008





---------------- ---------------------- --------------------------------------------------------------------------------------
    Date of
    filing/
  publication     Description of item                          Place of filing: Rest of world: Part 1

---------------- ---------------------- ------------------------- ------------------------------------------------------------
                                                 Japan            Germany
---------------- ---------------------- ------------------------- ------------------------------------------------------------
                                           Tokyo     Kanto        German        Handelsblatt     eBundesanzeiger     FAZ
                                                     Local        Council on
                                           Stock     Finance      Foreign
                                         Exchange    Bureau       Relations
                                           (TSE)     (KFLB)       (DGAP)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  05/03/2007     Doc re. notice of AGM                                X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  05/03/2007        BP to purchase                                    X
                       Chevron's
                     manufacturing
                    Business in the
                      Netherlands
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/03/2007     Doc re. Notice of AGM      X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/03/2007        BP to Purchase          X
                       Chevron's
                     Manufacturing
                    Business in the
                      Netherlands
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/03/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  07/03/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  07/03/2007         Agenda Annual                                                                                     X
                    General Meeting
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  07/03/2007         Agenda Annual
                    General Meeting                                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  08/03/2007     Resolution 22 -Share       X
                    Buyback of the
                 Shareholders Meeting
                   2007 (in Japanese
                 (hereinafter "(J)"))
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  09/03/2007       Report on Record         X
                     Date for the
                 Shareholders Meeting
                       2007 (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/03/2007       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/03/2007     Holding(s) in Company                                X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/03/2007     Holding(s)in Company       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/03/2007         Director/PDMR
                     Shareholding           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/03/2007       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/03/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  15/03/2007        Announcement of         X
                  omission of public
                 notice regarding AGM
                          (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  19/03/2007       Annual Report and        X          X
                     Accounts 2006
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  19/03/2007       Notice of meeting        X
                   (with summarized
                    translation in
                       Japanese)
                    Instruction for
                  voting by proxy (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  20/03/2007      BP moves to weekly        X
                    online Trading
                   Conditions Update
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  20/03/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  22/03/2007       The Business Case        X
                 for Low Carbon Power
                  - An International
                      Perspective
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  22/03/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  22/03/2007     BP and Tata: $US 100       X
                  Million Investment
                 to Create Solar Mega
                  Plant in Bangalore
                  to Meet Demands of
                   Indian and Global
                   Solar PV Markets
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  22/03/2007         Announcement           X
                   regarding AGM to
                       Japanese
                   shareholders (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  22/03/2007       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  23/03/2007     BP Solar Announces a       X
                  Mega Cell Plant in
                        Madrid
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  23/03/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  23/03/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/03/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/03/2007      Report of Status of       X
                     conversion of
                    Securities and
                    issuance of new
                     shares, etc.
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  27/03/2007     Holding(s) in Company      X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  27/03/2007     Holding(s) in Company                                X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  28/03/2007       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  28/03/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  29/03/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  29/03/2007         Director/PDMR
                     Shareholding           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  30/03/2007        Application for         X
                 amendment to listing
                     of securities
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  30/03/2007      Total Voting rights                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  02/04/2007      Total Voting Rights       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  03/04/2007        Announcement of         X
                 online public notice
                   regarding AGM (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/04/2007       Monthly Report of
                  Transaction in Own
                      Shares (J)            X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/04/2007      Annual Information                                  X
                  Update - 12 months
                 to 7 March 2007 Part
                           1
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/04/2007      Annual Information
                  Update - 12 months
                 to 7 March 2007 Part
                           2                                          X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  05/04/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/04/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  10/04/2007       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/04/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/04/2007      First quarter 2007
                 results presentation       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/04/2007         AGM Statement          X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/04/2007       Items of Special                                   X
                 Business - BP p.l.c.
                  2007 Annual General
                        Meeting
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  16/04/2007         Financial and          X
                 operating information
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  16/04/2007       Press release on
                  poll result (share
                    buyback) at AGM         X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  16/04/2007     AGM Special Business       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  16/04/2007      Directorate Change                                  X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  17/04/2007      Directorate Change        X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  24/04/2007        BP Discovery in                                   X
                        Angola
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/04/2007      BP Makes Thirteenth       X
                   Oil Discovery in
                   Ultra-Deep Water
                    Block 31 Angola
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/04/2007         Report on BP
                       Dividend
                 Reinvestment Plan (J)      X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/04/2007       Report on Record
                     Date for the
                  Dividends for each
                      Quarter (J)           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/04/2007      Brief Announcement        X
                    of Most Recent
                  Financial Statement
                 following the End of
                   each Quarter (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/04/2007      Group Results First       X
                     Quarter 2007
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/04/2007     Dividend announcement                                                                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/04/2007     Dividend announcement                                              X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/04/2007         Director/PDMR
                     Shareholding                                     X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/04/2007     Dividend announcement                                                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  27/04/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  30/04/2007       BP PLC announces                                   X
                  Total Voting Rights
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  01/05/2007        Energy and the          X
                    Environment, 10
                       years on
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  01/05/2007      Total Voting Rights       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  02/05/2007     The Third Trillion -       X
                     Where Are the
                   Resources and How
                 Will We Obtain Them?
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  02/05/2007       BP Appoints Tony
                   Hayward as Chief
                   Executive as Lord
                 Browne Steps Down (J)      X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  02/05/2007       Monthly Report of        X
                  Transaction in Own
                      Shares (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  02/05/2007       CEO Announcement                                   X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  07/05/2007      Notice of Change of       X
                  Representative (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  08/05/2007      BP appoints Safety                                  X
                        Expert
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  09/05/2007      Notice of change in                    X
                      the EDINET
                   registration (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  09/05/2007       BP Board Appoints        X
                  Independent Expert
                  to Monitor Progress
                 on Baker Panel Report
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/05/2007       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/05/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  17/05/2007     BP PLC announces re:                                 X
                     Joint Venture
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  18/05/2007       Rio Tinto and BP         X
                    Join Forces to
                 Develop Clean Energy
                       Worldwide
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  21/05/2007       BP and Rio Tinto         X
                    plan clean coal
                  project for Western
                       Australia
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  23/05/2007      BP Makes Fourteenth       X
                 Oil Discovery in the
                   Ultra-Deep Water
                    Block 31 Angola
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  30/05/2007      BP signs major deal       X
                       in Libya
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  30/05/2007       Iain Conn becomes                                  X
                 Refining & Marketing
                   Boss as John Man
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  30/05/2007      BP signs major deal                                 X
                       in Libya
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  31/05/2007        BP Agrees Major         X
                    Exploration and
                 Production Deal with
                         Libya
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  31/05/2007        BAE SYSTEMS PLC         X
                 Directorate Change -
                     Mr A. Inglis
                  appointed director
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  31/05/2007       Iain Conn Becomes        X
                 Refining & Marketing
                 Boss as John Manzoni
                       Leaves BP
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  31/05/2007      Total Voting rights                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  01/06/2007      BP PLC Total Voting       X
                        Rights
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  01/06/2007       Securities Notice                     X
                   (Form 6) for the
                   Issuance of Share
                   Purchase Warrant
                   Certificates (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  01/06/2007       Issuance of Share        X
                   Purchase Warrant
                   Certificates (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/06/2007       Monthly Report of
                  Transaction in Own
                      Shares (J)            X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  05/06/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/06/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/06/2007          Delivering            X
                   Technologies via
                    Carbon Markets
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/06/2007      Directorate Change                                  X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  07/06/2007         CEO of Anglo           X
                  American to Join BP
                         Board
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/06/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/06/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/06/2007     Director Declaration                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/06/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/06/2007         World Energy           X
                    Patterns Showed
                 Evidence of Shifting
                        in 2006
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/06/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/06/2007     Director Declaration       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/06/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/06/2007     BP PLC Director/PDMR       X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/06/2007      Securing the Future
                   - An Oil Company
                      Perspective           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/06/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  15/06/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  18/06/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  20/06/2007     Investing in Russia:       X
                   A BP perspective
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  22/06/2007      BP PLC announces BP                                 X
                    TNK-BP Gazprom
                       Agreement
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/06/2007      BP and TNK-BP Plan        X
                  Strategic Alliance
                    with Gazprom as
                   TNK-BP Sells its
                 Stake in Kovykta Gas
                       Field (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/06/2007         Written Oath           X
                   Regarding Timely
                      Disclosure
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/06/2007      Corporate Structure       X
                  and Procedures with
                   regards to Timely
                     Disclosure of
                 Corporate Information
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/06/2007          BP Biofuels                                     X
                      Investment
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  27/06/2007         BP Announces           X
                   Significant North
                   Sea Investment to
                 Boost UK Gas Supplies
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  28/06/2007       Annual Securities        X          X
                  Report (Form 8) (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  28/06/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  29/06/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  29/06/2007      BP, ABF and DuPont        X
                  Unveil $400 Million
                   Investment in UK
                     Biofuels (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  29/06/2007     Written Confirmation       X
                     Regarding the
                  Appropriateness and
                    Accuracy of an
                   Annual Securities
                      Report (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  29/06/2007      Total Voting rights                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  29/06/2007       Re Joint Venture                                   X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  02/07/2007      Total Voting Rights       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  03/07/2007       Monthly Report of        X
                  Transaction in Own
                      Shares (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/07/2007      BP And D1 Oils Form       X
                   Joint Venture to
                   Develop Jatropha
                  Biodiesel Feedstock
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  05/07/2007      Additional Listing        X
                          (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  09/07/2007     Blocklisting Interim       X
                        Review
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  09/07/2007     Blocklisting Interim
                        Review              X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  09/07/2007     BP Takes Delivery of       X
                  World's Largest LNG
                        Carrier
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  09/07/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  10/07/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/07/2007      BP's second quarter       X
                     2007 results
                     presentation
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/07/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/07/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  24/07/2007        Application for         X
                 Amendment to Listing
                     of Securities
                 (Additional Listing)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/07/2007      Brief Announcement        X
                    of Most Recent
                  Financial Statement
                 following the End of
                   each Quarter (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/07/2007         Report on BP           X
                       Dividend
                 Reinvestment Plan(J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/07/2007       Report on Record         X
                     Date for the
                  Dividends for each
                      Quarter(J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/07/2007     Group Results Second       X
                   Quarter and Half
                       Year 2007
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  27/07/2007     Dividend announcement                                                                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  27/07/2007     Dividend announcement                                              X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  27/07/2007      BP Half-Year Review                                 X
                   January-June 2007
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  27/07/2007     Dividend announcement                                                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  31/07/2007      Total Voting rights                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  01/08/2007      BP Half-Year Review       X
                         2007
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  01/08/2007      Total Voting Rights       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  02/08/2007     Quarterly F&OI update      X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  02/08/2007       Monthly Report of        X
                  Transaction in Own
                      Shares (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  03/08/2007       BP and CAS Forge         X
                    Partnership for
                     Clean Energy
                   Commercialization
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  10/08/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  10/08/2007         Director/PDMR
                     Shareholding                                     X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/08/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/08/2007         Director/PDMR
                     Shareholding           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/08/2007     Holding(s) in Company                                X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  15/08/2007     Holding(s) in Company      X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  17/08/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  20/08/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  31/08/2007      Total Voting rights                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  03/09/2007      Total Voting Rights       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/09/2007       Monthly Report of        X
                  Transaction in Own
                      Shares (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  05/09/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  05/09/2007       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  05/09/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/09/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/09/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  07/09/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/09/2007       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/09/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/09/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/09/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/09/2007      Semi-Annual Report
                     (Form 10) (J)          X          X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/09/2007     Written Confirmation       X
                     Regarding the
                  Appropriateness and
                    Accuracy of an
                  Interim Report (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  18/09/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  19/09/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  28/09/2007      Total Voting rights                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  28/09/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  01/10/2007      Total Voting Rights       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  01/10/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  02/10/2007       Monthly Report of        X
                  Transaction in Own
                      Shares (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  03/10/2007     Production Begins at       X
                   Greater Plutonio
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  03/10/2007     Andy Inglis, Sanford       X
                 Bernstein 4th Annual
                  Strategic Decisions
                      Conference
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  03/10/2007          39th Annual           X
                    Engineering and
                     Construction
                      Contracting
                      Conference
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/10/2007        Petchem unit in         X
                      Korea sold
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/10/2007        BP sets out its                                   X
                    agenda to close
                 performance GAP with
                        Rivals
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/10/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/10/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  19/10/2007      BP's third quarter        X
                     2007 results
                     presentation
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  24/10/2007      Brief Announcement        X
                    of Most Recent
                  Financial Statement
                 following the End of
                   each Quarter (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  24/10/2007         Report on BP           X
                       Dividend
                 Reinvestment Plan (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  24/10/2007       Report on Record
                     Date for the
                  Dividends for each
                      Quarter (J)           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  24/10/2007      Group Results Third       X
                     Quarter 2007
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  24/10/2007       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  24/10/2007       BP PLC announces
                       North Sea
                     Restructuring                                    X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/10/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/10/2007         BP North Sea
                     Restructuring          X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/10/2007        BP America Inc.                                   X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/10/2007      re: BP America Inc.       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/10/2007     Dividend announcement                                                                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/10/2007     Dividend announcement                                              X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  26/10/2007     Dividend announcement                                                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  29/10/2007      Additional Listing        X
                          (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  30/10/2007        Application for         X
                 Amendment to Listing
                     of Securities
                 (Additional Listing)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  31/10/2007      Total Voting rights                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  01/11/2007      Total Voting Rights       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  02/11/2007       Monthly Report of        X
                  Transaction in Own
                      Shares (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  02/11/2007        BP Sets Out its         X
                    Agenda to Close
                 Performance Gap with
                      Rivals (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  09/11/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  09/11/2007       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/11/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/11/2007         Director/PDMR
                     Shareholding           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/11/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/11/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/11/2007       Gas Discovery in                                   X
                      Azerbaijan
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  15/11/2007      BP Makes Major Gas        X
                     Discovery in
                   Azerbaijan's Shah
                      Deniz Field
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  16/11/2007       BP US convenience                                  X
                        stores
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  19/11/2007       BP US convenience        X
                        stores
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  20/11/2007        BP Begins Mango         X
                  Production Offshore
                       Trinidad
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  21/11/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  22/11/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  30/11/2007      BP announces Total                                  X
                     Voting Rights
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  03/12/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/12/2007      Total Voting Rights       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/12/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/12/2007       Monthly Report of        X
                  Transaction in Own
                      Shares (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  05/12/2007            BP Oil                                        X
                  Sands/Refining Deal
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/12/2007            BP Oil              X
                  Sands/Refining Deal
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/12/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/12/2007         Director/PDMR
                     Shareholding                                     X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/12/2007       BP Solar to build        X
                  one of the largest
                    module assembly
                  factories in Europe
                    in Puertollano
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/12/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/12/2007         Director/PDMR
                     Shareholding           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/12/2007         Director/PDMR
                     Shareholding           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/12/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/12/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  17/12/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  18/12/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  18/12/2007        Atlantis begins                                   X
                      production
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  18/12/2007         Director/PDMR
                     Shareholding                                     X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  19/12/2007        BP Commissions          X
                  Atlantis Platform,
                  Begins Oil and Gas
                      Production
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  19/12/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  19/12/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  20/12/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  21/12/2007         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/12/2007         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  02/01/2008       BP PLC announces                                   X
                  Total Voting Rights
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  07/01/2008      Total Voting Rights       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  07/01/2008       Monthly Report of        X
                  Transaction in Own
                      Shares (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  10/01/2008         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/01/2008         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/01/2008         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/01/2008       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  15/01/2008         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  15/01/2008         Director/PDMR
                     Shareholding           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  15/01/2008     Blocklisting Interim
                        Review              X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  15/01/2008     Blocklisting Interim
                        Review              X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  15/01/2008         Director/PDMR
                     Shareholding           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  21/01/2008         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  22/01/2008         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/01/2008      Fourth Quarter and        X
                    Full Year 2007
                        Results
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  31/01/2008       Voting Rights and                                  X
                       Capital -
                     Transparency
                    Directive Disc
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  01/02/2008        David Allen to                                    X
                    retire from BP
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/02/2008      Total Voting Rights       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/02/2008          BP Makes a            X
                 Significant Deep Gas
                 Discovery in Egypt's
                      Nile Delta
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/02/2008      BP Makes Fifteenth        X
                 Oil Discovery in the
                   Ultra-deep Water
                    Block 31 Angola
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/02/2008      Directorate Change        X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/02/2008       Monthly Report of        X
                  Transaction in Own
                      Shares (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/02/2008      Brief Announcement        X
                    of Most Recent
                  Financial Statement
                 following the End of
                   each Quarter (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/02/2008         Group Results          X
                  Fourth Quarter and
                    Full Year 2007
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/02/2008         Report on BP           X
                       Dividend
                 Reinvestment Plan (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  06/02/2008       Report on Record
                     Date for the
                  Dividends for each
                      Quarter (J)           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  08/02/2008     Dividend announcement                                                                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  08/02/2008     Dividend announcement                                              X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  08/02/2008     Dividend announcement                                                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/02/2008      Directorate Change                                  X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  11/02/2008         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/02/2008      Directorate Change        X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  12/02/2008       BP PLC announces                                   X
                     Director/PDMR
                      Shareholder
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/02/2008         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/02/2008        Strategy Update         X
                     February 2008
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/02/2008     BP Delivers Dividend       X
                    Boost and Again
                 Replaces Oil and Gas
                   Reserves by More
                   Than 100 Per Cent
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  13/02/2008       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/02/2008         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  14/02/2008         Director/PDMR
                     Shareholding                                     X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  15/02/2008       BP PLC announces
                 Director Declaration                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  15/02/2008       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  18/02/2008         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  18/02/2008         Director/PDMR
                     Shareholding           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  18/02/2008         Director/PDMR
                     Shareholding           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  18/02/2008         Director/PDMR
                     Shareholding           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  18/02/2008     Director Declaration       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  18/02/2008         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  19/02/2008         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  19/02/2008         Director/PDMR                                    X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  19/02/2008         Director/PDMR
                     Shareholding                                     X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  20/02/2008         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  20/02/2008         Director/PDMR
                     Shareholding           X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  22/02/2008       BP PLC announces                                   X
                     Director/PDMR
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  25/02/2008         Director/PDMR          X
                     Shareholding
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  27/02/2008        Strategy Update                                   X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  28/02/2008        Strategy Update         X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  29/02/2008      Total Voting rights                                 X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  03/03/2008      Total Voting Rights       X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  03/03/2008     Doc re. notice of AGM                                X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/03/2008     Doc re. Notice of AGM      X
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------
  04/03/2008       Monthly Report of        X
                  Transaction in Own
                      Shares (J)
---------------- ---------------------- ------------ ------------ ------------ --------------- --------------------- ---------


         ASC - Alberta Securities Commission
         OSC - Ontario Securities Commission
         SFSC - Saskatchewan Financial Services Commission
         NSSC - Nova Scotia Securities Commission
         TSE - Toronto Stock Exchange
         BCSC - British Columbia Securities Commission


---------------- --------------------------- -----------------------------------------------------------------------------
    Date of         Description of item                         Place of filing: Rest of world: Part 2
    filing/
  publication
---------------- --------------------------- -----------------------------------------------------------------------------
                                             Switzerland    Canada
---------------- --------------------------- -------------- --------------------------------------------------------------
                                             Swiss Stock    ASC        OSC     SFSC       NSSC       TSE        BCSC
                                             Exchange
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
                                                                                                                ----------
  05/03/2007            Acquisition               X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ----------
                                                                                                                ----------
  05/03/2007       Doc re. Notice of AGM          X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  06/03/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  12/03/2007       December 31, 2006 year                      X                           X                   X
                  end Form 20-F filed with
                  the SEC with filing fees
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  12/03/2007       Holding(s) in Company          X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  12/03/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  13/03/2007       December 31, 2006 year                               X       X
                  end Form 20-F filed with
                  the SEC with filing fees
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  13/03/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  20/03/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  22/03/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  23/03/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  27/03/2007       Holding(s) in Company          X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  28/03/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  28/03/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  30/03/2007        Total Voting Rights           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  04/04/2007             AIU Part 1               X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  04/04/2007             AIU Part 2               X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  05/04/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  10/04/2007       Director shareholding          X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  13/04/2007      Press releases filed as                                                                          X
                  Form 6-Ks filed with the
                   SEC on February 1 and
                       March 5, 2007
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  13/04/2007       AGM -Special Business          X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  16/04/2007         Directorate Change           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  17/04/2007      Press releases filed as                                                    X
                  Form 6-Ks filed with the
                   SEC on February 1 and
                  March 5, 2007 and filing
                            fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  23/04/2007       BP Discovery in Angola         X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  24/04/2007      Press releases filed as                                                    X                   X
                  Form 6-Ks filed with the
                 SEC on March 22 and April
                  24, 2007 and NSSC filing
                            fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  24/04/2007      File Form 5 - Notice of                                                               X
                   Dividend Distribution
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  26/04/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  30/04/2007        Total Voting Rights           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  01/05/2007          CEO Announcement            X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  02/05/2007       File Form 3 Change in                                                                X
                   Officers / Directors /
                  Trustees to announce May
                   1, 2007 resignation of
                  Lord Browne of Madingly
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  04/05/2007       File Form 3 Change in
                   Officers / Directors /
                  Trustees to announce May
                   1, 2007 appointment of
                        Dr. Hayward                                                                     X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  08/05/2007      Press releases filed as                                                    X                   X
                  Form 6-Ks filed with the
                   SEC on May 1 & 8, 2007
                    and NSSC filing fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  08/05/2007      Q1 financials filed with                     X      X       X        X                   X
                   the SEC on May 7, 2007
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  08/05/2007     BP Appoints Safety Expert        X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/05/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  17/05/2007          Re Joint Venture            X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  22/05/2007       Press release filed as                                                    X                   X
                  Form 6-Ks filed with the
                  SEC on May 17, 2007 and
                      NSSC filing fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  29/05/2007       BP signs major deal in         X
                           Libya
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  30/05/2007       Press release filed as                                                    X                   X
                  Form 6-Ks filed with the
                  SEC on May 30, 2007 and
                      NSSC filing fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  30/05/2007         Directorate Change           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  31/05/2007        Total Voting Rights           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  05/06/2007       File Form 3 Change in                                                                X
                   Officers / Directors /
                 Trustees to announce June
                   1, 2007 resignation of
                    Mr. Manzoni and the
                  appointment of Mr. Conn
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  05/06/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  06/06/2007       Press release filed as                                                    X                   X
                  Form 6-Ks filed with the
                  SEC on June 6, 2007 and
                      NSSC filing fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  06/06/2007         Directorate Change           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  08/06/2007       File Form 3 Change in                                                                X
                   Officers / Directors /
                 Trustees to announce June
                  6, 2007 election of Mrs.
                  Carroll to the board of
                         directors
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/06/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  12/06/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  12/06/2007        Director Declaration          X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  13/06/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  14/06/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  18/06/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  22/06/2007       Press release filed as                                                    X                   X
                  Form 6-Ks filed with the
                  SEC on June 22, 2007 and
                      NSSC filing fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  22/06/2007         BP TNK-BP Gazprom            X
                         Agreement
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  26/06/2007       Press release filed as                                                    X                   X
                  Form 6-Ks filed with the
                  SEC on June 26, 2007 and
                      NSSC filing fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  26/06/2007       BP Biofuels Investment         X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  28/06/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  29/06/2007       Press release filed as                                                    X                   X
                  Form 6-Ks filed with the
                  SEC on June 29, 2007 and
                      NSSC filing fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  29/06/2007          Re Joint Venture            X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  29/06/2007        Total Voting Rights           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  09/07/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/07/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  24/07/2007       July 24 press release                                                     X                   X
                  announcing June 30, 2007
                   Second Quarter results
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  24/07/2007      File Form 5 - Notice of                                                               X
                   Dividend Distribution
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  27/07/2007      BP Half-Year Review 2007        X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  31/07/2007        Total Voting Rights           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  10/08/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  10/08/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  14/08/2007       Holding(s) in Company          X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  17/08/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  21/08/2007      Q2 financials filed with                     X      X       X        X                   X
                 the SEC on August 9, 2007
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  31/08/2007        Total Voting Rights           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  04/09/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  05/09/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  06/09/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/09/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  13/09/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  18/09/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  28/09/2007        Total Voting Rights           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  28/09/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/10/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/10/2007     BP SETS OUT CHANGE AGENDA        X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  16/10/2007      Press releases filed as                                                    X                   X
                  Form 6-Ks filed with the
                 SEC on October 10 and 11,
                  2007 and NSSC filing fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  23/10/2007      October 23 press release
                  announcing September 30,
                 2007 Third Quarter results                                                  X                   X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  23/10/2007      File Form 5 - Notice of                                                               X
                   Dividend Distribution
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  24/10/2007       Press release filed as                                                    X                   X
                  Form 6-Ks filed with the
                  SEC on October 24, 2007
                    and NSSC filing fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  24/10/2007     BP North Sea Restructuring       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  24/10/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  25/10/2007        re: BP America Inc.           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  31/10/2007        Total Voting Rights           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  09/11/2007      Q3 financials filed with                     X      X       X        X                   X
                   the SEC on November 6,
                            2007
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  09/11/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  09/11/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  13/11/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  14/11/2007      Press releases filed as                                                    X                   X
                  Form 6-Ks filed with the
                   SEC on October 25 and
                   November 14, 2007 and
                      NSSC filing fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  14/11/2007          Gas Discovery in            X
                         Azerbaijan
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  15/11/2007      BP US convenience stores        X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  21/11/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  30/11/2007        Total Voting Rights           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  03/12/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  05/12/2007       Press release filed as                                                    X                   X
                  Form 6-Ks filed with the
                  SEC on December 5, 2007
                    and NSSC filing fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  05/12/2007     BP Oil Sands/Refining Deal       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/12/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/12/2007       Director shareholding          X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/12/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  12/12/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  17/12/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  18/12/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  18/12/2007     Atlantis begins production       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  19/12/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  21/12/2007     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  31/12/2007        Total Voting Rights           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  10/01/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/01/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/01/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/01/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  21/01/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  31/01/2008        Total Voting Rights           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  01/02/2008         Directorate Change           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  05/02/2008       Press release filed as                                                    X                   X
                  Form 6-Ks filed with the
                  SEC on December 18, 2007
                    and NSSC filing fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  05/02/2008      Press releases filed as
                  Form 6-Ks filed with the
                  SEC on February 1 and 5,
                  2008 and NSSC filing fee                                                   X                   X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  05/02/2008      February 5 press release
                  announcing December 31,
                    2007 Fourth Quarter
                          results                                                            X                   X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  05/02/2008      File Form 5 - Notice of                                                               X
                   Dividend Distribution
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/02/2008       Press release filed as                                                    X                   X
                  Form 6-Ks filed with the
                  SEC on February 11, 2008
                    and NSSC filing fee
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  11/02/2008         Directorate Change           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  12/02/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  13/02/2008       File Form 3 Change in                                                                X
                   Officers / Directors /
                    Trustees to announce
                     February 11, 2008
                  election of Mr. David to
                   the board of directors
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  13/02/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  14/02/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  14/02/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  15/02/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  15/02/2008        Director Declaration          X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  18/02/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  19/02/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  19/02/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  22/02/2008     Director/PDMR Shareholding       X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  27/02/2008          Strategy Update             X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  29/02/2008        Total Voting Rights           X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------
  03/03/2008       Doc re: Notice of AGM          X
---------------- --------------------------- -------------- ---------- ------- ---------- ---------- ---------- ----------



END

Exhibit 1.6


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  3 April 2008

BP p.l.c. announces that on 2 April 2008, it purchased for cancellation 450,000 ordinary shares at prices between 506.50 pence and 519.82 pence per share.

Following the above transaction BP p.l.c. holds 1,907,773,839 ordinary shares in Treasury, and has 18,875,933,090 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632
END

Exhibit 1.7


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  4 April 2008

BP p.l.c. announces that on 3 April 2008, it purchased for cancellation 1,500,000 ordinary shares at prices between 522.50 pence and 528.00 pence per share.

Following the above transaction BP p.l.c. holds 1,907,773,839 ordinary shares in Treasury, and has 18,874,439,090 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

END

Exhibit 1.8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  7 April 2008



BP p.l.c. announces that on 4 April 2008, it purchased for cancellation 1,340,000 ordinary shares at prices between 521.90 pence and 527.00 pence per share.



Following the above transaction BP p.l.c. holds 1,907,773,839 ordinary shares in Treasury, and has 18,873,103,440 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  8 April 2008



BP p.l.c. announces that on 7 April 2008, it purchased for cancellation 750,000 ordinary shares at prices between 526.00 pence and 536.00 pence per share.


Following the above transaction BP p.l.c. holds 1,907,773,839 ordinary shares in Treasury, and has 18,872,361,390 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  9 April 2008


BP p.l.c. announces that on 8 April 2008, it purchased for cancellation 1,500,000 ordinary shares at prices between 531.50 pence and 540.00 pence per share.

Following the above transaction BP p.l.c. holds 1,907,773,839 ordinary shares in Treasury, and has 18,870,876,510 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.1


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  10 April 2008



BP p.l.c. announces that on 9 April 2008, it purchased for cancellation 1,225,000 ordinary shares at prices between 533.50 pence and 549.40 pence per share.


Following the above transaction BP p.l.c. holds 1,907,773,839 ordinary shares in Treasury, and has 18,869,652,510 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.2


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  11 April 2008


BP p.l.c. announces that on 10 April 2008, it purchased for cancellation 2,976,794 ordinary shares at prices between 543.50 pence and 550.70 pence per share.

Following the above transaction BP p.l.c. holds 1,907,773,839 ordinary shares in Treasury, and has 18,866,710,912 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.3

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  11 April 2008

BP p.l.c. was advised on 10 April 2008 by Computershare Plan Managers that on 10 April 2008 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP5.455 per share through participation in the BP ShareMatch UK Plan:-



Directors



Dr A.B. Hayward        62 shares
Mr I.C. Conn           62 shares



Persons Discharging Managerial Responsibilities



Mrs V. Cox             62 shares
Mr J. Mogford          62 shares
Mr S. Westwell         62 shares



This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 2.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  14 April 2008


BP p.l.c. announces that on 11 April 2008, it purchased for cancellation 2,700,000 ordinary shares at prices between 544.00 pence and 560.50 pence per share.

Following the above transaction BP p.l.c. holds 1,907,773,839 ordinary shares in Treasury, and has 18,864,032,261 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  15 April 2008



BP p.l.c. announces that on 14 April 2008, it purchased for cancellation 1,000,000 ordinary shares at prices between 543.70 pence and 552.66 pence per share.



BP p.l.c. also announces that on 14 April 2008 it transferred to participants in its employee share schemes 562,917 ordinary shares at a price of 545.50 pence. These shares were previously held as treasury shares.



Following the above transactions BP p.l.c. holds 1,907,210,922 ordinary shares in Treasury, and has 18,863,621,078 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  16 April 2008


BP p.l.c. announces that on 15 April 2008, it purchased for cancellation 1,702,614 ordinary shares at prices between 550.00 pence and 560.00 pence per share.

Following the above transaction BP p.l.c. holds 1,907,210,922 ordinary shares in Treasury, and has 18,861,984,534 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  17 April 2008



BP p.l.c. announces that on 16 April 2008, it purchased for cancellation 1,700,000 ordinary shares at prices between 551.00 pence and 563.00 pence per share.



BP p.l.c. also announces that on 16 April 2008 it transferred to participants in its employee share schemes 9,603 ordinary shares at prices between 350.00 pence and 441.00 pence. These shares were previously held as treasury shares.



Following the above transactions BP p.l.c. holds 1,907,201,319 ordinary shares in Treasury, and has 18,860,307,637 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  18 April 2008



BP p.l.c. announces that on 17 April 2008, it purchased for cancellation 2,600,000 ordinary shares at prices between 558.00 pence and 561.60 pence per share.



Following the above transaction BP p.l.c. holds 1,907,201,319 ordinary shares in Treasury, and has 18,857,707,637 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.9


BP p.l.c. -  Directorate Change
BP p.l.c. -  18 April 2008

The Board of BP p.l.c. announces that Dr W.E. Massey retired as a non-executive director of the company with effect from the conclusion of the Annual General Meeting held on 17 April 2008.

Sir William Castell succeeds Dr Massey as Chairman of the Safety, Ethics and Environment Assurance Committee.

Exhibit 3.0

BP p.l.c. -  AGM - Special Business
BP p.l.c. -  18 April 2008


Items of Special Business - BP p.l.c. 2008 Annual General Meeting

The following items of special business were passed at the BP p.l.c. Annual General Meeting held on 17 April 2008:

Resolution 18 - Articles of Association

To adopt as the new Articles of Association of the company the draft Articles of Association as set out in the document produced to the meeting and, for the purposes of identification signed by the chairman.

Resolution 19 - Share buyback

To authorize the company generally and unconditionally to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares with nominal value of $0.25 each in the company, provided that:

(a) the company does not purchase under this authority more than 1.9 billion ordinary shares;

(b)  the company does not pay less than $0.25 for each share; and

(c) the company does not pay more for each share than 5% over the average of the middle market price of the ordinary shares for the five business days immediately preceding the date on which the company agrees to buy the shares concerned, based on share prices and currency exchange rates published in the Daily Official List of the London Stock Exchange.

In executing this authority, the company may purchase shares using any currency, including pounds sterling, US dollars, and euros.

            This authority shall continue for the period ending on the date of the annual general meeting in 2009 or 16 July 2009, whichever is the earlier, provided that, if the company has agreed before this date to purchase ordinary shares where these purchases will or may be executed after the authority terminates (either wholly or in part), the company may complete such purchases.

Resolution 20 - Directors' authority to allot shares (Section 80)

To renew, for the period ending on the date of the annual general meeting in 2009 or 16 July 2009, whichever is the earlier, the authority and power conferred on the directors by the company's Articles of Association to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount of $1,586 million.

Resolution 21 - Directors' authority to allot shares (Section 89)

To renew, for the period ending on the date of the annual general meeting in 2009 or 16 July 2009, whichever is the earlier, the authority and power conferred on the directors by the company's Articles of Association to allot equity securities wholly for cash (a) in connection with a rights issue; (b) otherwise than in connection with a rights issue up to an aggregate nominal amount equal to the Section 89 Amount of $238 million.

Exhibit 3.1


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  21 April 2008



BP p.l.c. announces that on 18 April 2008, it purchased for cancellation 2,551,000 ordinary shares at prices between 564.00 pence and 572.00 pence per share.





Following the above transaction BP p.l.c. holds 1,907,201,319 ordinary shares in Treasury, and has 18,855,241,187 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.2

BP p.l.c. -  Holding(s) in Company
BP p.l.c. -  21 April 2008


BP p.l.c. received on 18 April 2008 from L&G a notification of their interests in BP Ordinary Shares of US$0.25 each dated 16 April 2008. The disclosure of their interest in accordance with DTR5 is attached.

This notice is given in fulfilment of BP p.l.c.'s obligation under DTR 5.8.12



TR-1:               notification of major interests in shares



1. Identity of the issuer or the underlying issuer of existing                  BP Plc
shares to which voting rights are attached:

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights                                       Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification              Legal & General Group Plc (Group)
obligation:                                                      Legal & General Investment Management
                                                                            Limited (LGIM)

4. Full name of shareholder(s) (if different from 3.):            Legal & General Assurance (Pensions
                                                                       Management) Limited (PMC)
                                                                    Legal & General Group Plc (L&G)

5. Date of the transaction (and date on which the threshold is               16 April 2008
crossed or reached if different):

6. Date on which issuer notified:                                            18 April 2008

7. Threshold(s) that is/are crossed or reached:                            Above 5% (Group)
                                                                            Above 5% (LGIM)


8. Notified details:


A: Voting rights attached to shares
Class/type of  Situation previous to  Resulting situation after the triggering transaction
shares         the Triggering
               transaction
 if possible   Number of   Number of  Number of     Number of voting rights   % of voting rights
using the ISIN Shares      Voting     shares
CODE                       Rights                   Direct       Indirect     Direct       Indirect
ORD              Below 5%             943,852,006   875,730,634  68,121,372   4.64         0.36

USD 0.25


B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument                           Period/ Date              that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.



Total (A+B)
Number of voting rights                            % of voting rights
     943,852,006                                              5.00


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (943,852,006 -5.00%
= Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct
and Indirect)  (943,852,006 -5.00% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM)
(943,852,006 -5.00% = Total Position)
                   Legal & General Group Plc (Direct) (L&G) (875,730,634-4.64 % = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited       Legal & General Insurance Holdings Limited (Direct)
(Direct) (LGIMHD) (729,816,648-3.86 % = PMC)                   (LGIH)
Legal & General Assurance (Pensions Management) Limited  (PMC) Legal & General Assurance Society Limited  (LGAS & LGPL)
(729,816,648-3.86 % = PMC)
                                                               Legal & General Pensions Limited (Direct)  (LGPL)


Proxy Voting:

10. Name of the proxy holder:                                                       N/A

11. Number of voting rights proxy holder will cease to hold:                        N/A

12. Date on which proxy holder will cease to hold voting rights:                    N/A

13. Additional information:               Notification using the total voting rights figure of
                                                                      18,857,707,637

14. Contact name:                                                   Helen Lewis (LGIM)

15. Contact telephone number:                                         020 3124 3851


Exhibit 3.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  22 April 2008



BP p.l.c. announces that on 21 April 2008, it purchased for cancellation 3,200,000 ordinary shares at prices between 568.00 pence and 579.50 pence per share.


Following the above transaction BP p.l.c. holds 1,907,201,319 ordinary shares in Treasury, and has 18,852,119,537 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  23 April 2008



BP p.l.c. announces that on 22 April 2008, it purchased for cancellation 958,688 ordinary shares at prices between 573.50 pence and 584.00 pence per share.



Following the above transaction BP p.l.c. holds 1,907,201,319 ordinary shares in Treasury, and has 18,851,232,249 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.5


BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  24 April 2008

BP p.l.c. announces that on 23 April 2008 it transferred to participants in its employee share schemes 10,880 ordinary shares at prices between 350.00 pence and
500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,907,190,439 ordinary shares in Treasury, and has 18,851,307,105 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 3.6


BP p.l.c. - Total Voting Rights
BP p.l.c  - 30 April 2008


         Voting Rights and Capital - Transparency Directive Disclosure

                                                            London 30 April 2008


Pursuant to Disclosure and Transparency Rule 5.6:-


- The issued share capital of BP p.l.c. comprised 18,851,578,866 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.


- The total number of voting rights in BP p.l.c. is 18,856,661,366. This figure excludes (i) 1,907,190,439 ordinary shares which have been bought back and held in treasury by BP; and (ii) 155,157,370 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.


This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 6 May   2008                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary